Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No.1 to Registration Statement (Form S-3 No. 333-180059) and related Prospectus of Net 1 UEPS Technologies, Inc. for the registration of common stock, preferred stock, debt securities, warrants and units and 6,409,091 shares of common stock and to the incorporation by reference therein of our report dated January 10, 2011, with respect to the financial statements of KSNET, Inc. included in the Current Report on Form 8 K/A of Net 1 UEPS Technologies, Inc. filed with the Securities and Exchange Commission on January 12, 2011.

/s/ Ernst & Young Han Young
Seoul, Republic of Korea
March 23, 2012